Filed Pursuant to Rule 424(b)(3)
Registration No. 333-210467

The information contained in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the shares and are not soliciting an offer to buy the shares in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 11, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT
To Prospectus dated April 8, 2016

7,150,000 Shares

NCI Building Systems, Inc.

Common Stock

All of the shares of common stock of NCI Building Systems, Inc., which we refer to in this prospectus supplement as “NCI” or the “Company,” being offered hereby are being sold by the selling stockholders identified in this prospectus supplement. NCI will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. We have agreed to bear all the expenses in connection with the registration of these shares. The selling stockholders will pay any applicable underwriting fees, discounts or commission and certain transfer taxes.

The common stock of NCI is listed on the New York Stock Exchange (the “NYSE”) under the symbol “NCS.” The last reported sale price of the common stock on December 11, 2017 was $20.60 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-8 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	Reflects 6,000,000 shares of the 7,150,000 shares of our common stock to which this prospectus supplement relates being offered and sold by the underwriters to the public and does not reflect 1,150,000 shares of such 7,150,000 shares of common stock being repurchased by us, with respect to which no underwriting discounts or commissions are payable by us. We refer you to “Underwriting” beginning on page S-34 of this prospectus supplement for additional information regarding underwriting compensation.

Subject to completion of this offering, at the selling stockholders’ request, the underwriters have reserved 1,150,000 shares of our common stock that are the subject of this offering for repurchase by us at a price per share equal to the price at which the underwriters will purchase the shares from the selling stockholders in this offering. The underwriters will not receive any compensation for the shares of common stock being repurchased by us. See “Concurrent Company Repurchase of Common Stock.”

The underwriters expect to deliver the shares against payment in New York, New York on             , 2017.

Goldman Sachs & Co. LLC	RBC Capital Markets

Prospectus Supplement dated             , 2017

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement on Form S-3 that we have filed with the SEC using a “shelf” registration process. Pursuant to the accompanying prospectus dated April 8, 2016, the selling stockholders may, from time to time, sell up to a total of 29,951,763 shares of common stock held by them as of the date hereof described in the accompanying prospectus in one or more offerings. This prospectus supplement may add to, update or change the information contained in the prospectus. If there is any inconsistency between the information in the prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read the prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information; Incorporation by Reference” on page S-39 of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus we have prepared. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the dates on their respective cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary does not contain all the information that may be important to purchasers of our common stock. You should carefully read the entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and other information incorporated by reference in this prospectus supplement and the accompanying prospectus before making any investment decision. In this prospectus supplement, we refer to NCI and its wholly owned and majority-owned subsidiaries as “we,” “us” or “our,” unless we specifically state otherwise or the context indicates otherwise.

Our Company

NCI is one of North America’s largest integrated manufacturers and marketers of metal products for the nonresidential construction industry. Of the $224 billion nonresidential construction industry, we primarily serve the low-rise nonresidential construction market (five stories or less) which, according to Dodge Data & Analytics, represented approximately 86% of total nonresidential construction during our fiscal year 2016. Our broad range of products are used primarily in new construction activities and in repair and retrofit activities, mostly in North America.

We design, engineer, manufacture and market what we believe is one of the most comprehensive lines of metal components and engineered building systems in the industry, with a reputation for high quality and superior engineering and design. We go to market with well-recognized brands, which allow us to compete effectively within a broad range of end-user markets, including industrial, commercial, institutional and agricultural. Our service versatility allows us to support the varying needs of our diverse customer base, which includes general contractors and sub-contractors, developers, manufacturers, distributors, a current network of over 3,200 authorized builders across North America in our engineered building systems segment, over 1,000 dealer partners for our insulated metal panel products and approximately 5,500 architects. We also provide metal coil coating services for commercial and construction applications, servicing both internal demand and external customers.

As of December 8, 2017, we operated 38 manufacturing facilities located in the United States, Mexico, Canada and China, with additional sales and distribution offices throughout the United States and Canada. Our broad geographic footprint, along with our hub-and-spoke distribution system, allows us to efficiently supply a broad range of customers with high-quality customer service and reliable deliveries.

Share Repurchase

Subject to the completion of this offering, at the selling stockholders’ request, the underwriters have reserved 1,150,000 shares of our common stock that are the subject of this offering for repurchase by us at a price per share equal to the price at which the underwriters will purchase the shares from the selling stockholders in this offering. We refer to this transaction as the “share repurchase.” Following the closing of the share repurchase, the Company intends to cancel the shares it repurchases from the underwriters.

The share repurchase was approved and recommended by the Affiliate Transactions Committee of our board of directors. We intend to fund the share repurchase with available liquidity, including liquidity available under our asset-based lending facility. The underwriters will not receive any compensation for the shares being repurchased by us.

This description and the other information in this prospectus supplement regarding the share repurchase are included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase. See “Concurrent Company Repurchase of Common Stock.”

Corporate Information

Our principal executive offices are located at 10943 North Sam Houston Parkway West, Houston, Texas 77064, and our telephone number at that location is (281) 897-7788.

THE OFFERING

Issuer
NCI Building Systems, Inc.
Selling stockholders
Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. (together, the “CD&R Funds”).
Common stock offered by the selling stockholders
7,150,000 shares, which represents approximately 23.9% of the shares currently held by the selling stockholders.
Common stock outstanding after this offering and the concurrent share repurchase
65,748,805 shares
Use of proceeds
The selling stockholders will receive all of the net proceeds from the sale of our common stock in this offering. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. See “Use of Proceeds.”
Concurrent share repurchase
Subject to the completion of this offering, at the selling stockholders’ request, the underwriters have reserved 1,150,000 shares of our common stock that are the subject of this offering for repurchase by us at a price per share equal to the price at which the underwriters will purchase the shares from the selling stockholders in this offering. See “Concurrent Company Repurchase of Common Stock.”
Dividend policy
We do not expect to pay dividends on our common stock for the foreseeable future. See “Dividend Policy.”
New York Stock Exchange symbol
“NCS”
Risk factors
Investing in our common stock involves risks. See the section titled “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein, for a discussion of certain risks you should consider before investing in our common stock.

The number of shares of our common stock to be outstanding immediately following this offering is based on a total of 66,898,805 shares of our common stock outstanding as of December 7, 2017, minus a total of 1,150,000 shares that we expect to repurchase in the offering and that will no longer be outstanding following the consummation of this offering, and excludes:

•	295,305 shares of common stock issuable upon exercise of options to purchase shares outstanding as of December 7, 2017 at a weighted average exercise price of $11.01 per share;
•	1,011,866 shares of common stock issuable pursuant to performance stock units as of December 7, 2017;(1) and
•	475,742 shares of common stock issuable pursuant to restricted stock units as of December 7, 2017.

(1)	The number of performance stock units shown reflects the shares that would be granted if the target level of performance is achieved. The number of shares actually issued may vary.

Recent Developments

Summary Financial Results for the Fiscal Quarter Ended October 29, 2017.

Our summary financial results as of and for the fiscal quarter ended October 29, 2017 are set forth below. Our financial results remain subject to the completion of management’s and the audit committee’s final reviews, as well as the completion of the audit of our annual consolidated financial statements by our independent registered public accounting firm and our other financial closing procedures. Our actual consolidated financial statements and related notes as of and for the fiscal year ended October 29, 2017 are not expected to be filed with the SEC until after this offering is completed. During the course of finalizing our consolidated financial statements and related notes, additional items that would require material adjustments to the financial information presented below may be identified. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Use of Estimates” included in our Annual Report on Form 10-K for the fiscal year ended October 30, 2016 incorporated by reference in this prospectus supplement and “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus supplement.

The financial data set forth below has been prepared by and are the responsibility of our management. Our independent registered public accounting firm, Ernst & Young LLP, has not completed its audit with respect to these results. In addition, the financial data set forth below is not a comprehensive statement of our financial results as of and for the fiscal quarter ended October 29, 2017, and should not be viewed as a substitute for full financial statements (and related notes) prepared in accordance with GAAP.

Fourth Quarter 2017 Financial and Operational Highlights

•	Sales rose 1.8% to $488.7 million for the fiscal quarter ended October 29, 2017, compared to $480.3 million in the prior year’s fourth quarter.
•	Gross profit for the fiscal quarter ended October 29, 2017 was $116.3 million, or 23.8% of revenues, compared to $120.8 million, or 25.2% of revenues, in the prior year’s fourth quarter.
•	Net income was $17.5 million for the fiscal quarter ended October 29, 2017, compared to $19.0 million in last year’s fourth quarter.
•	Adjusted Net Income was $22.3 million the fiscal quarter ended October 29, 2017, compared to $19.8 million in the prior year’s fourth quarter.
•	Net income per diluted common share for the fiscal quarter ended October 29, 2017 was $0.25, compared to $0.27 in the prior year’s fourth quarter.
•	Adjusted Net Income was $0.32 per diluted common share for the fiscal quarter ended October 29, 2017, compared to $0.28 in the prior year’s fourth quarter. Adjusted EBITDA was $53.9 million, or 11.0% of revenues, for the fiscal quarter ended October 29, 2017, compared to Adjusted EBITDA of $53.7 million, or 11.2% of revenues, in the prior year’s fourth quarter.
•	In the fiscal quarter ended October 29, 2017, the Company repurchased over 2.6 million shares at an average purchase price of $14.73 per share, paying a total of $37.6 million. For fiscal year 2017, the Company repurchased 2.8 million shares at an average purchase price of $14.68. Total consolidated backlog increased to $545.6 million, up 5.8% year-over-year.
•	For the fiscal quarter ended October 29, 2017, the Company estimates that hurricanes negatively impacted sales by approximately $16.0 million, gross profit by approximately $8.3 million and Adjusted EBITDA by approximately $8.5 million.

Fourth Quarter 2017 Results

Fourth quarter 2017 sales increased to $488.7 million, up 1.8% from $480.3 million in last year's fourth quarter, primarily due to continued commercial discipline in the pass-through of higher material costs. On a year-over-year basis, tonnage volumes were significantly lower in the Engineered Building Systems (“Buildings”) segment resulting from the impact of hurricane-related disruptions, customer access to job sites and transportation delays. The Company estimates that hurricanes reduced sales by approximately $16.0 million for the quarter.

Gross profit was $116.3 million for the fourth fiscal quarter, down from $120.8 million in the fourth quarter of 2016, and gross profit margins were 23.8% for the fourth fiscal quarter compared to 25.2% in the fourth quarter of 2016. Gross margins in the fourth quarter of the year declined primarily as a result of lower volumes in the Buildings segment, uneven production flow and increased transportation costs. The Company estimates that hurricanes impacted gross profits by approximately $8.3 million for the quarter.

Engineering, selling, general and administrative (“ESG&A”) expenses were $72.7 million for the fourth fiscal quarter, compared to $77.6 million in the fourth quarter of 2016. As a percentage of revenues, ESG&A expenses decreased approximately 130 basis points to 14.9% in the 2017 fourth quarter compared to 16.2% in the prior year’s fourth quarter, primarily driven by the Company’s cost reduction initiatives, integration activities and lower incentive compensation costs.

Operating income for the fourth fiscal quarter was $33.3 million, compared to $39.4 million in the prior year’s fourth quarter. Adjusted Operating Income, a non-GAAP measure which excludes certain identified items, was $41.3 million in the fourth fiscal quarter, compared to $40.9 million in the fourth quarter of 2016. The Company estimates that hurricanes impacted Adjusted Operating Income by approximately $8.5 million for the quarter. Please see the reconciliation of Adjusted Operating Income below.

Net income applicable to common shares in the fourth fiscal quarter was $17.4 million, or $0.25 per diluted common share, compared to $19.0 million, or $0.27 per diluted common share in the prior year’s fourth quarter. Net income was impacted by the following special items: $6.0 million non-cash goodwill impairment charge related to the coil coating operations of CENTRIA, $1.1 million of restructuring charges predominately attributable to severance costs, $0.6 million for asset impairments and $0.2 million of strategic development and acquisition related costs, partially offset by $3.1 million from the associated tax effect of these items. Excluding the impact of these special items, the Company reported Adjusted Net Income, a non-GAAP measure, of $22.3 million, or $0.32 per diluted common share, compared to $19.8 million, or $0.28 per diluted common share, in the fourth quarter of 2016. Please see the reconciliation of Adjusted Net Income below.

Adjusted EBITDA, a non-GAAP measure, defined in accordance with the Company's credit agreement as earnings before interest, taxes, depreciation and amortization, and certain other cash and non-cash items, was $53.9 million for the fourth fiscal quarter, compared to $53.7 million in the prior year’s fourth quarter. The Company estimates that the fourth quarter of fiscal 2017 was impacted by $8.5 million as a result of job site disruptions, uneven production flow and increased transportation costs related to the various hurricanes during the period. Please see the reconciliation of Adjusted EBITDA below.

Cash and cash equivalents at the end of the fourth quarter were $65.7 million, compared to $65.4 million at the end of the fourth quarter of fiscal 2016. Cash and cash equivalents increased sequentially from $45.9 million at the end of the third quarter of fiscal 2017 as a result of strong operating cash flow offset by $37.6 million of share repurchases during the period. NCI’s net debt leverage ratio (net debt/Adjusted EBITDA) at the end of the fourth quarter was 2.0x. In addition, the Company’s $150.0 million ABL facility remained undrawn as of October 29, 2017.

Fourth Quarter 2017 Segment Performance

Third-party sales in the Buildings segment were $178.2 million in the fourth quarter compared to $196.6 million in the prior year period, as a result of significantly lower volumes during the period, largely driven by hurricane-related disruptions. Operating income decreased to $13.0 million for the fourth fiscal quarter, compared to $22.8 million in the fourth quarter of 2016. Adjusted Operating Income decreased to $13.7 million in the fourth fiscal quarter, compared to $23.1 million in the fourth quarter of fiscal 2016. The year-over-year decrease in the Building segment’s operating margins relates largely to lower plant utilization driven by lower volumes during the period, uneven production flow and increased transportation costs. Hurricanes had a disproportionate effect on the Buildings segment due to the larger transaction size and longer lead times from order to delivery.

The Metal Components (“Components”) segment generated $281.3 million in third-party sales during the quarter, an increase of 10.3% from $255.1 million in the fourth quarter of fiscal 2016, led by growth in the insulated panel product lines, as well as commercial pricing discipline and higher volumes across the segment.

Operating income was $32.8 million for the quarter compared to $31.1 million in the fourth quarter of 2016. Adjusted Operating Income was $39.7 million, compared to $31.6 million in the fourth quarter of fiscal 2016. The Components segment’s profitability was improved by higher volumes and capacity utilization across the legacy single skin product lines and a strong product mix in insulated panel sales.

Third-party sales in the Metal Coil Coatings (“Coatings”) segment were $29.2 million, compared to $28.6 million in the fourth quarter of fiscal 2016. Operating income was $6.6 million for the quarter, compared to $7.0 million in the fourth quarter of 2016. Operating margins in the Coatings segment were impacted by lower third party volumes offset by improved commercial discipline and higher internal volumes.

Other Data:

The following tables present a reconciliation of Adjusted EBITDA to net income for the periods presented (dollars in thousands):

Fiscal Three Months Ended October 29, 2017
Net income	$17,490
Depreciation and amortization	10,663
Consolidated interest expense, net	7,086
Provision for income taxes	8,688
Restructuring and impairment charges	1,709
Strategic development and acquisition related costs	193
Share-based compensation	2,084
Goodwill impairment	6,000
Loss on sale of assets and asset recovery	—
(Gain) on insurance recovery	—
Unreimbursed business interruption costs	28
Adjusted EBITDA(1)	$53,941

Fiscal Three Months Ended October 30, 2016
Net income	$19,001
Depreciation and amortization	9,817
Consolidated interest expense, net	7,548
Provision for income taxes	12,649
Restructuring and impairment charges	815
(Gain) from bargain purchase	—
Strategic development and acquisition related costs	590
Share-based compensation	3,181
(Gain) loss on sale of assets and asset recovery	62
Adjusted EBITDA(1)	$53,663

(1)	The credit agreement governing the Company’s Term Loan Facility (as defined below) defines Adjusted EBITDA. Adjusted EBITDA excludes non-cash charges for goodwill and other asset impairments and stock compensation as well as certain special charges. As such, the historical information is presented in accordance with the definition above. Concurrent with the amendment and restatement of the Term Loan Facility, the Company entered into an Amended ABL Facility (as defined below) which has substantially the same definition of Adjusted EBITDA except that the Amended ABL Facility caps certain special charges. The Company is disclosing Adjusted EBITDA, which is a non-GAAP measure, because it is used by management and provided to investors to provide comparability of underlying operational results.

The following tables present a reconciliation of Adjusted Operating Income (Loss) to operating income (loss) for the periods presented (dollars in thousands):

	Fiscal Three Months Ended October 29, 2017
	Engineered Building Systems	Metal Components	Metal Coil Coating	Corporate	Consolidated
Operating income (loss), GAAP basis	$13,043	$32,818	$6,615	$(19,150)	$33,326
Goodwill impairment	—	6,000	—	—	6,000
Restructuring and impairment charges	695	753	—	262	1,710
Strategic development and acquisition related costs	—	90	—	103	193
Unreimbursed business interruption costs	—	28	—	—	28
Adjusted Operating Income (Loss)(1)	$13,738	$39,689	$6,615	$(18,785)	$41,257

	Fiscal Three Months Ended October 30, 2016
	Engineered Building Systems	Metal Components	Metal Coil Coating	Corporate	Consolidated
Operating income (loss), GAAP basis	$22,830	$31,059	$7,018	$(21,515)	$39,392
Restructuring and impairment charges	211	506	—	98	815
Strategic development and acquisition related costs	—	—	—	590	590
Loss on sale of assets and asset recovery	62	—	—	—	62
Adjusted Operating Income (Loss)(1)	$23,103	$31,565	$7,018	$(20,827)	$40,859

(1)	The Company discloses a tabular comparison of Adjusted Operating Income (Loss), which is a non-GAAP measure, because it is instrumental in comparing the results from period to period. Adjusted Operating Income (Loss) should not be considered in isolation or as a substitute for operating income (loss) as reported on the face of our statements of operations.

The following tables present a reconciliation of Adjusted Net Income per diluted common share to net income per diluted common share and Adjusted Net Income applicable to common shares to net income applicable to common shares for the periods presented (dollars in thousands):

	Fiscal Three Months Ended
	October 29, 2017	October 30, 2016
Net income per diluted common share, GAAP basis	$0.25	$0.27
Goodwill impairment	0.09	—
Restructuring and impairment charges	0.02	0.01
Strategic development and acquisition related costs	0.00	0.01
(Gain) on insurance recovery	—	—
Unreimbursed business interruption costs	0.00	—
Other losses (gains), net	—	0.00
Tax effect of applicable non-GAAP adjustments(1)	(0.04)	(0.01)
Adjusted Net Income per diluted common share(2)	$0.32	$0.28

	Fiscal Three Months Ended
	October 29, 2017	October 30, 2016
Net income applicable to common shares, GAAP basis	$17,412	$18,896
Goodwill impairment	6,000	—
Restructuring and impairment charges	1,710	815
Strategic development and acquisition related costs	193	590
(Gain) on insurance recovery	—	—
Unreimbursed business interruption costs	28	—
Other losses (gains), net	—	62
Tax effect of applicable non-GAAP adjustments(1)	(3,093)	(572)
Adjusted Net Income applicable to common shares(2)	$22,250	$19,791

(1)	The Company calculated the tax effect of non-GAAP adjustments by applying the applicable statutory tax rate for the period to each applicable non-GAAP item.
(2)	The Company discloses a tabular comparison of Adjusted Net Income per diluted common share and Adjusted Net Income applicable to common shares, which are non-GAAP measures, because they are referred to in the text of our press releases and are instrumental in comparing the results from period to period. Adjusted Net Income per diluted common share and Adjusted Net Income applicable to common shares should not be considered in isolation or as a substitute for net income per diluted common share and net income applicable to common shares, as applicable, as reported on the face of our consolidated statements of operations.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you make an investment decision, you should carefully consider the risks described below and other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein. If any of these risks occur, our business, financial condition, results of operations or cash flows could be materially adversely affected.

Risks Related to Our Business

Our industry is cyclical and highly sensitive to macroeconomic conditions. Our industry is currently experiencing a prolonged slowdown which, if sustained, will materially and adversely affect the outlook for our business, liquidity and results of operations.

The nonresidential construction industry is highly sensitive to national and regional macroeconomic conditions. The United States and global economies are currently undergoing a period of unprecedented volatility, which is having an adverse effect on our business.

Current market estimates continue to show uneven activity across the nonresidential construction markets. According to Dodge, low-rise nonresidential construction starts, as measured in square feet and comprising buildings of up to five stories, were down as much as approximately 2.4% in our fiscal 2017 as compared to our fiscal 2016. However, Dodge typically revises initial reported figures, and we expect this metric may be revised upwards over time.

The leading indicators that we follow and that typically have the most meaningful correlation to nonresidential low-rise construction starts are the AIA Architecture Mixed Use Index, Dodge Residential single family starts and the Conference Board Leading Economic Index. Historically, there has been a very high correlation to the Dodge low-rise nonresidential starts when the three leading indicators are combined and then seasonally adjusted. The combined forward projection of these metrics, based on a 9 to 14-month historical lag for each metric, indicates low single digit growth for new low-rise nonresidential construction starts in fiscal 2018, with the majority of that growth occurring in the second half of our fiscal year.

However, continued uncertainty about current economic conditions has had a negative effect on our business, and will continue to pose a risk to our business as our customers may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our products. Other factors that could influence demand include fuel and other energy costs, conditions in the nonresidential real estate markets, labor and healthcare costs, access to credit and other macroeconomic factors. From time to time, our industry has also been adversely affected in various parts of the country by declines in nonresidential construction starts, including but not limited to, high vacancy rates, changes in tax laws affecting the real estate industry, high interest rates and the unavailability of financing. Sales of our products may be adversely affected by continued weakness in demand for our products within particular customer groups, or a continued decline in the general construction industry or particular geographic regions. These and other economic factors could have a material adverse effect on demand for our products and on our financial condition and operating results.

We cannot predict the timing or severity of any future economic or industry downturns. A prolonged economic downturn, particularly in states where many of our sales are made, would have a material adverse effect on our results of operations and financial condition, including potential asset impairments.

The ongoing uncertainty and volatility in the financial markets and the state of the worldwide economic recovery may adversely affect our operating results.

The markets in which we compete are sensitive to general business and economic conditions in the United States and worldwide, including availability of credit, interest rates, fluctuations in capital, credit and mortgage markets and business and consumer confidence. Additionally, political issues in the United States resulting in discord, conflict or lack of compromise between the legislative and executive branches of the U.S. government may affect the national debt, debt ceiling limit, tax reform or federal government budget, which could in turn adversely affect our results of operations. Adverse developments in global financial markets and general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows, including our ability and the ability of our customers and suppliers to access capital. There was a significant decline in economic growth, both in the United States and worldwide, that began in the second half of 2007 and continued through 2009. In addition, volatility and disruption in the capital markets during that period reached unprecedented levels, with stock markets falling dramatically and credit becoming very expensive or unavailable to many companies without regard to those companies’ underlying financial strength. Although there have been some indications of stabilization in the general economy and certain industries and markets in which we operate, there can be no guarantee that any improvement in these areas will continue or be sustained.

Global financial markets continue to experience disruptions, including increased volatility, and diminished liquidity and credit availability. If global economic and market conditions, or economic conditions in Europe, the U.S. or other key markets, remain uncertain, persist, or deteriorate further, our customers may respond by suspending, delaying or reducing their purchases of our products, which may adversely affect our cash flows and results of operations.

Changes in legislation, regulation and government policy as a result of the 2016 U.S. presidential and congressional elections may have a material effect on the Company’s business in the future.

The recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy. While it is not possible to predict whether and when any such changes will occur, changes at the local, state or federal level could significantly impact the Company’s business. For example, the Company’s business activity levels are heavily influenced by the U.S. domestic economy and changes in administration policies may result in changes in tax rates and/or prevailing interest rates, which could either stimulate or contract activity levels in the domestic economy. More specifically, the Company has had a production facility in Mexico for approximately 20 years and purchases a material amount of manufactured products from this subsidiary. For example, in fiscal 2017, the Company imported approximately $56 million of metal building products from the Company’s Mexican subsidiary. Specific legislative and regulatory proposals discussed during and after the election that could have a material impact on us include, but are not limited to, reform of the U.S. federal tax code and modifications to international trade policy. Any such changes, if unmitigated by changes in our supply chain or tax organization structures, may make it more difficult and/or more expensive for us and, thus, could have a material adverse effect on the Company’s results of operations and limit our growth.

Comprehensive tax reform bills are currently under consideration by the U.S. Congress.

The U.S. Congress is considering comprehensive tax reform bills that include significant changes to taxation of business entities. While each version of the tax reform bills differs in certain respects, these changes include, among others, (i) a permanent reduction to the corporate income tax rate, (ii) a partial limitation on the deductibility of business interest expense, (iii) elimination of deduction for income attributable to domestic production activities and (iv) a partial shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with a transitional rule that taxes certain historic foreign accumulated earnings and certain rules that aim to prevent erosion of U.S. income tax base). It is unclear whether the tax reform bills will be enacted into law or, if enacted, what form it would take. The impact of any potential tax reform on us is uncertain.

Our businesses are seasonal, and our results of operations during our first two fiscal quarters may be adversely affected by weather conditions.

The engineered building systems, metal components and metal coil coating businesses, and the construction industry in general, are seasonal in nature. Sales normally are lower in the first half of each fiscal year compared to the second half of the fiscal year because of unfavorable weather conditions for construction and typical business planning cycles affecting construction. This seasonality adversely affects our results of operations for the first two fiscal quarters. Prolonged severe weather conditions can delay construction projects and otherwise adversely affect our business.

Price volatility and supply constraints in the steel market could prevent us from meeting delivery schedules to our customers or reduce our profit margins.

Our business is heavily dependent on the price and supply of steel. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, currency fluctuations, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions. Given the level of steel industry consolidation, the anticipated additional domestic market capacity, generally low inventories in the industry and slow economic recovery, a sudden increase in demand could affect our ability to purchase steel and result in rapidly increasing steel prices.

We normally do not maintain an inventory of steel in excess of our current production requirements. However, from time to time, we may purchase steel in advance of announced steel price increases. In addition, it is our current practice to purchase all steel inventory that has been ordered but is not in our possession. If demand for our products declines, our inventory may increase. We can give you no assurance that steel will remain available, that prices will not continue to be volatile or that we will be able to purchase steel on favorable or commercially reasonable terms. While most of our sales contracts have escalation clauses that allow us, under certain circumstances, to pass along all or a portion of increases in the price of steel after the date of the contract but prior to delivery, we may, for competitive or other reasons, not be able to pass such price increases along. If the available supply of steel declines, we could experience price increases that we are not able to pass on to our customers, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition.

We rely on third-party suppliers for materials in addition to steel, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our business and results of operations could be adversely affected.

In addition to steel, our operations require other raw materials from third-party suppliers. We generally have multiple sources of supply for our raw materials, however, in some cases, materials are provided by a single supplier. The loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of a key supplier, could adversely impact our financial condition and results of operations. In addition, supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting products or shipments or other factors beyond our control. Short- and long-term disruptions in our supply chain would result in a need to maintain higher inventory levels as we replace similar product, a higher cost of product and ultimately a decrease in our revenues and profitability. To the extent our suppliers experience disruptions, there is a risk for delivery delays, production delays, production issues or delivery of non-conforming products by our suppliers. Even where these risks do not materialize, we may incur costs as we prepare contingency plans to address such risks. In addition, disruptions in transportation lines could delay our receipt of raw materials. If our supply of raw materials is disrupted or our delivery times extended, our results of operations and financial condition could be materially adversely affected. Furthermore, some of our third-party suppliers may not be able to handle commodity cost volatility or changing volumes while still performing up to our specifications. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our inability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

Volatility in energy prices may impact our operating costs, and we may be unable to pass any resulting increases to our customers in the form of higher prices for our products.

Volatility in energy prices may increase our operating costs and may reduce our profitability and cash flows if we are unable to pass any resulting increases to our customers. We use energy in the manufacture and transport of our products. In particular, our manufacturing plants use considerable amounts of electricity and natural gas. Consequently, our operating costs typically increase if energy costs rise. During periods of higher energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. To the extent we are not able to recover these cost increases through price increases or otherwise, our profitability and cash flow will be adversely impacted. We partially hedge our exposure to higher prices via fixed forward positions.

Our business may be impacted by external factors that we may not be able to control.

War, civil conflict, terrorism, natural disasters and public health issues including domestic or international pandemic have caused and could cause damage or disruption to domestic or international commerce by creating economic or political uncertainties. Additionally, any volatility in the financial markets could negatively impact our business. These events could result in a decrease in demand for our products, make it difficult or impossible to deliver orders to customers or receive materials from suppliers, affect the availability or pricing of energy sources or result in other severe consequences that may or may not be predictable. As a result, our business, financial condition and results of operations could be materially adversely affected.

Our enterprise resource planning technologies will require maintenance or replacement in order to allow us to continue to operate and manage critical aspects of our business.

We rely heavily on enterprise resource planning technologies (“ERP Systems”) from third parties in order to operate and manage critical internal functions of our business, including accounting, order management, procurement, and transactional entry and approval. Certain of our ERP Systems are no longer supported by their vendor, are reaching the end of their useful life or are in need of significant updates to adequately perform the functions we require. We have limited access to support for older software versions and may be unable to repair the hardware required to run certain ERP Systems on a timely basis due to the unavailability of replacement parts. In addition, we face operational vulnerabilities due to limited access to software patches and software updates on any software that is no longer supported by its vendor. We are planning hardware and software upgrades to our ERP Systems and are in discussions with third party vendors regarding system updates.

If our ERP Systems become unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms, our operational efficiency could be harmed and we may face increased replacement costs. We may also face extended recovery time in the event of a system failure due to lack of resources to troubleshoot and resolve such issues. Our ability to manage our operations could be interrupted and our order management processes and customer support functions could be impaired until equivalent services are identified, obtained and implemented on commercially reasonable terms, all of which could adversely affect our business, results of operations and financial condition.

We have obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002. Fulfilling these obligations is expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations.

We completed our initial public offering in fiscal 1992. As a public company, we are subject to the reporting and corporate governance requirements, NYSE listing standards and the Sarbanes-Oxley Act of 2002, that apply to issuers of listed equity, which imposes certain compliance costs and obligations upon us. Being a public company entails higher auditing, accounting and legal fees and expenses, investor relations expenses, directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses, than for a non-public company.

We have in the past discovered, and may in the future discover, material weaknesses in our internal controls. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

As disclosed in our Annual Report on Form 10-K for the fiscal year ended October 30, 2016, filed on January 10, 2017, we previously identified material weaknesses as of October 30, 2016 in our internal control over financial reporting resulting from (1) our failure to maintain an effective control environment at CENTRIA, which we acquired in January 2015, and (2) gaps in the design of controls, including general IT and other IT-related controls, over the monitoring and review of the estimated selling price that was allocated to each separate unit of accounting for revenue arrangements within our engineered building systems segment. In fiscal 2017, we devoted significant resources toward remediation and improvement of our internal controls. Our auditors have not yet completed their review of our internal controls for fiscal year 2017 and, as such, have not confirmed whether the previously identified material weaknesses have been remediated. We cannot be certain that these measures will ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. If we cannot provide reliable financial reports or prevent fraud, our business decision processes may be adversely affected and our brand and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We may recognize goodwill or other intangible asset impairment charges.

Future triggering events, such as declines in our cash flow projections, may cause impairments of our goodwill or intangible assets based on factors such as our stock price, projected cash flows, assumptions used, control premiums or other variables.

For example, we completed our annual impairment assessment of goodwill and indefinite lived intangibles in the fourth quarter of fiscal 2017 and recorded a $6.0 million impairment charge related to the goodwill associated with a reporting unit within the Metal Components segment.

Failure to retain or replace key personnel could hurt our operations.

Our success depends to a significant degree upon the efforts, contributions and abilities of our senior management, plant managers and other highly skilled personnel, including our sales executives. These executives and managers have many accumulated years of experience in our industry and have developed personal relationships with our customers that are important to our business. If we do not retain the services of our key personnel or if we fail to adequately plan for the succession of such individuals, our customer relationships, results of operations and financial condition may be adversely affected.

If we are unable to enforce our intellectual property rights, or if such intellectual property rights become obsolete, our competitive position could be adversely affected.

We utilize a variety of intellectual property rights in our services. We have a number of United States copyrights, patents, foreign patents, pending patent and copyright applications and other proprietary rights, including those relating to metal roofing systems, metal overhead doors, our pier and header system, our Long Bay® System and our building estimating and design system. CENTRIA also has a number of U.S. patents, including for its composite joinery apparatus. We and CENTRIA also have a number of registered trademarks and pending registrations in the United States. In addition, CENTRIA has exclusively licensed certain metal building cladding technology from Proclad Enterprises Ltd., which, under certain circumstances, may be converted to a non-exclusive license. We view this portfolio of owned and licensed process and design technologies as one of our competitive strengths. We may not be able to successfully preserve these intellectual property rights in the future and these rights could be invalidated, circumvented, or challenged.

There can be no assurance that the efforts we have taken to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated, misappropriated or infringed by others. If we are unable to protect and maintain our intellectual property rights including those acquired from CENTRIA, or if there are any successful intellectual property challenges or infringement proceedings against us, including in connection with intellectual property of CENTRIA, our business and revenue could be materially and adversely affected.

We may also be subject to future claims and legal proceedings regarding alleged infringement by us of the patents, trademarks and other intellectual property rights of third parties. If there is a claim against us for infringement, misappropriation, misuse or other violation of third party intellectual property rights, and we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely or cost-efficient basis, our business and competitive position may be adversely affected.

We incur costs to comply with environmental laws and have liabilities for environmental investigations, cleanups and claims.

Because we emit and discharge pollutants into the environment, own and operate real property that has historically been used for industrial purposes and generate and handle hazardous substances and industrial wastes, we incur costs and liabilities to comply with environmental laws and regulations. We may incur significant additional costs as those laws and regulations or their enforcement change in the future if we discover a release of hazardous substances into the environment, or if a historical release of hazardous substances, industrial wastes or other contamination is identified.

The operations of our manufacturing facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (i) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions; (ii) the federal Clean Water Act and comparable state laws and regulations that impose obligations related to wastewater and storm water discharges; (iii) the federal Resource Conservation and Recovery Act and comparable state laws that impose requirements for the storage, treatment, handling and disposal of industrial wastes from our facilities; and (iv) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and comparable state laws that impose liability for the investigation and cleanup of hazardous substances or industrial wastes that may have been released at properties currently or previously owned or operated by us, or at locations to which we have sent industrial waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties; the imposition of investigative or remedial requirements; personal injury, property or natural resource damages claims; and the issuance of orders enjoining current or future operations, or the denial or revocation of permits or other legal authorizations.

The industries in which we operate are highly competitive.

We compete with all other alternative methods of building construction, which may be viewed as more traditional, more aesthetically pleasing or having other advantages over our products. In addition, competition in the metal components and metal buildings markets of the building industry and in the metal coil coating segment is intense. It is based primarily on:

•	quality;
•	service;
•	on-time delivery;
•	ability to provide added value in the design and engineering of buildings;
•	price;
•	speed of construction in buildings and components; and
•	personal relationships with customers.

We compete with a number of other manufacturers of metal components and engineered building systems and providers of coil coating services ranging from small local firms to large national firms. In addition, we and other manufacturers of metal components and engineered building systems compete with alternative methods of building construction. If these alternative building methods compete successfully against us, such competition could adversely affect us.

In addition, several of our competitors have been acquired by steel producers. Competitors owned by steel producers may have a competitive advantage on raw materials that we do not enjoy. Steel producers may prioritize deliveries of raw materials to such competitors or provide them with more favorable pricing, both of which could enable them to offer products to customers at lower prices or accelerated delivery schedules.

Acquisitions may be unsuccessful if we incorrectly predict operating results or are unable to identify and complete future acquisitions and integrate acquired assets or businesses.

We have a history of expansion through acquisitions, and we believe that if our industry continues to consolidate, our future success may depend, in part, on our ability to successfully complete acquisitions. Growing through acquisitions and managing that growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. Pursuing and integrating acquisitions involves a number of risks, including:

•	the risk of incorrect assumptions or estimates regarding the future results of the acquired business or expected cost reductions or other synergies expected to be realized as a result of acquiring the business;
•	diversion of management’s attention from existing operations;
•	unexpected losses of key employees, customers and suppliers of the acquired business;
•	integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and
•	increasing the scope, geographic diversity and complexity of our operations.

Although the majority of our growth strategy is organic in nature, if we do pursue opportunistic acquisitions, we can provide no assurance that we will be successful in identifying or completing any acquisitions or that any businesses or assets that we are able to acquire will be successfully integrated into our existing business. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading prices of our common stock.

Acquisitions subject us to numerous risks that could adversely affect our results of operations.

If we pursue further acquisitions, depending on conditions in the acquisition market, it may be difficult or impossible for us to identify businesses or operations for acquisition, or we may not be able to make acquisitions on terms that we consider economically acceptable. Even if we are able to identify suitable acquisition opportunities, our acquisition strategy depends upon, among other things, our ability to obtain financing and, in some cases, regulatory approvals, including under the Hart-Scott-Rodino Act.

Our incurrence of additional debt, contingent liabilities and expenses in connection with any future acquisitions could have a material adverse effect on our financial condition and results of operations. Furthermore, our financial position and results of operations may fluctuate significantly from period to period based on whether significant acquisitions are completed in particular periods. Competition for acquisitions is intense and may increase the cost of, or cause us to refrain from, completing acquisitions. In addition, we may be unable to consummate any acquisition once announced and may be liable for termination fees.

Restructuring our operations may harm our profitability, financial condition and results of operations. Our ability to fully achieve the estimated cost savings is uncertain.

We have developed plans to improve cost efficiency and optimize our combined manufacturing plant footprint considering our recent acquisitions and restructuring efforts. Future charges related to the plans may harm our profitability in the periods incurred. Additionally, if we were to incur unexpected charges related to the plans, our financial condition and results of operations may suffer.

Implementation of these plans carry significant risks, including:

•	actual or perceived disruption of service or reduction in service levels to our customers;
•	failure to preserve supplier relationships and distribution, sales and other important relationships and to resolve conflicts that may arise
•	potential adverse effects on our internal control environment and an inability to preserve adequate internal controls;

•	diversion of management attention from ongoing business activities and other strategic objectives; and
•	failure to maintain employee morale and retain key employees.

Because of these and other factors, we cannot predict whether we will fully realize the cost savings from these plans. If we do not fully realize the expected cost savings from these plans, our business and results of operations may be negatively affected. Also, if we were to experience any adverse changes to our business, additional restructuring activities may be required in the future.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could increase our operating costs or reduce demand for our products.

More stringent laws and regulations relating to climate change and greenhouse gases, or GHGs, may be adopted in the future and could cause us to incur additional operating costs or reduced demand for our products. On December 15, 2009, the federal Environmental Protection Agency, or EPA, published its findings that emissions of carbon dioxide, methane, and other GHGs present an endangerment to public health, the economy and the environment because emissions of such gases, according to the EPA, contribute to the warming of the earth’s atmosphere and other climate changes. These findings allowed the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act.

Several North American state and multi-state climate change initiatives are either actively studying, or have already implemented, measures to reduce GHG emissions, primarily through the development of emission source performance standards, GHG tracking systems and GHG emission cap-and-trade programs. These programs typically require major sources of GHGs to acquire and surrender emission allowances and offsets, with the number of allowances available for purchase reduced each year until an overall GHG emission reduction goal is achieved.

In October 2011, the California Air Resources Board adopted a cap-and-trade program that will require the state to reduce GHG emissions to 1990-levels by 2020. This program, along with mandatory GHG reporting and other complementary measures, was authorized by the California Global Warming Solutions Act (AB 32) of 2006. Effective January 1, 2013, cap-and-trade regulations apply to all major industrial sources and electricity generators, and expanded in 2015 to cover the distributors of transportation fuels, natural gas and other fuels. The amount of allowances available to these sources is set to decline by about three percent each year through 2020 as the cap is lowered and emissions are reduced.

Although it is not possible to accurately predict how new GHG legislation or regulations would impact our business, any new federal, regional or state restrictions on emissions of carbon dioxide or other GHGs that may be imposed in areas where we conduct business could result in increased compliance costs or additional operating restrictions on our facilities, raw material suppliers, the transportation and distribution of our products and our customers. Such restrictions could potentially make our products more expensive and thus reduce their demand, which could have a material adverse effect on our business.

Breaches of our information system security measures could disrupt our internal operations.

We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to theft, damage or interruption from a variety of sources, including but not limited to malicious computer viruses, security breaches and defects in design. Various measures have been implemented to manage our risks related to information system and network disruptions, but a system failure or breach of these measures could negatively impact our operations and financial results.

Damage to our computer infrastructure and software systems could harm our business.

The unavailability of any of our primary information management systems for any significant period of time could have an adverse effect on our operations. In particular, our ability to deliver products to our customers when needed, collect our receivables and manage inventory levels successfully largely depend on the efficient operation of our computer hardware and software systems. Through information management systems, we provide inventory availability to our sales and operating personnel, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could lead to business interruptions that could harm our reputation, increase our operating costs and decrease our profitability. In addition, these systems are vulnerable to, among other things, damage or interruption from power loss, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

We have contracted with third-party service providers that provide us with redundant data center services in the event that our major information management systems are damaged. The backup data centers and other protective measures we take could prove to be inadequate. Our inability to restore data completely and accurately could lead to inaccurate and/or untimely filings of our periodic reports with the SEC, tax filings with the IRS or other required filings, all of which could have a significant negative impact on our corporate reputation and could negatively impact our stock price or result in fines or penalties that could impact our financial results.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Our workers are subject to the usual hazards associated with work in manufacturing environments. Operating hazards can cause personal injury and loss of life, as well as damage to or destruction of business personal property, and possible environmental impairment. We are subject to either deductible or self-insured retention amounts, per claim or occurrence, under our Property/Casualty insurance programs, as well as an individual stop-loss limit per claim under our group medical insurance plan. We maintain insurance coverage to transfer risk, with aggregate and per-occurrence limits and deductible or retention levels that we believe are consistent with industry practice. The transfer of risk through insurance cannot guarantee that coverage will be available for every loss or liability that we may incur in our operations.

Exposures that could create insured (or uninsured) liabilities are difficult to assess and quantify due to unknown factors, including but not limited to injury frequency and severity, natural disasters, terrorism threats, third-party liability, and claims that are incurred but not reported. Although we engage third-party actuarial professionals to assist us in determining our probable future loss exposure, it is possible that claims or costs could exceed our estimates or our insurance limits, or could be uninsurable. In such instances we might be required to use working capital to satisfy these losses rather than to maintain or expand our operations, which could materially and adversely affect our operating results and our financial condition.

Due to the international nature of our business, we could be adversely affected by violations of certain laws.

In addition to the United States, we operate our business in Canada, Mexico and China, and make sales in certain other jurisdictions. The policies of our business mandate compliance with certain U.S. and international laws, such as import/export laws and regulations, anti-boycott laws, economic sanctions, laws and regulations, the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws. We operate in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot provide assurance that our internal controls and procedures will always prevent reckless or criminal acts by our employees or agents, or that the operations of acquired businesses will have been conducted in accordance with our policies and applicable regulations. If we are found to be liable for violations of these laws (either due to our own acts, out of inadvertence or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, including limitations on our ability to conduct our business, which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Regulation from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) could adversely affect our business or financial results.

Changes in regulatory requirements, such as the reporting requirements relating to conflict minerals originating in the Democratic Republic of Congo or adjoining countries included in the Dodd-Frank Act, or evolving interpretations of existing regulatory requirements, may result in increased compliance cost, capital expenditures and other financial obligations that could adversely affect our business or financial results.

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health, reduce our profitability, limit our ability to obtain financing in the future and pursue certain business opportunities and make payments on our indebtedness.

We have substantial indebtedness. As of October 29, 2017, we had total indebtedness of approximately $394.1 million.

The amount of our debt or other similar obligations could have important consequences for us, including, but not limited to:

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;
•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and our ability to satisfy our obligations with respect to our outstanding indebtedness may be impaired in the future;
•	we are exposed to the risk of increased interest rates because a portion of our borrowings is at variable rates of interest;
•	we may be at a competitive disadvantage compared to our competitors with less debt or with comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns;
•	our ability to refinance indebtedness may be limited or the associated costs may increase;
•	our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing may be impaired in the future;
•	it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on and acceleration of such indebtedness;
•	we may be more vulnerable to general adverse economic and industry conditions; and
•	our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures could be limited, or we may be prevented from making capital investments that are necessary or important to our operations in general, growth strategy and efforts to improve operating margins of our business units.

If we cannot service our debt, we will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We can give you no assurance that we can do any of these things on satisfactory terms or at all.

The Amended ABL Facility, the Term Loan Facility and the indenture governing the Notes contain restrictions and limitations that could significantly impact our ability and the ability of most of our subsidiaries to engage in certain business and financial transactions.

Indenture Governing the Notes

The indenture governing the 8.25% Senior Notes due 2023 (the “Notes”) contains restrictive covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;
•	pay dividends, redeem stock or make other distributions;
•	voluntarily repurchase, prepay or redeem subordinated indebtedness;
•	make investments;
•	create liens;

•	transfer or sell assets;
•	create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•	enter into certain transactions with our affiliates; and
•	designate subsidiaries as unrestricted subsidiaries.

Term Loan Facility and Amended ABL Facility

Amendment No. 1 to our existing Credit Agreement, dated as of June 22, 2012, between NCI, as borrower, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other financial institutions party thereto from time to time (the “Term Loan Facility”) and the Amended Asset-Based Facility, dated as of May 2, 2012 (the “Amended ABL Facility”) contain a number of covenants that limit our ability and the ability of our restricted subsidiaries (in the case of the Term Loan Facility) or subsidiaries (in the case of the ABL Facility) to:

•	incur additional indebtedness or issue certain preferred shares;
•	pay dividends, redeem stock or make other distributions;
•	voluntarily repurchase, prepay or redeem subordinated indebtedness or, in the case of the Amended ABL Facility, any indebtedness;
•	make investments;
•	create liens;
•	transfer or sell assets;
•	create restrictions on the ability of our subsidiaries (in the case of the Amended ABL Facility) and our restricted subsidiaries (in the case of the Term Loan Facility) to pay dividends to us or make other intercompany transfers;
•	make negative pledges;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•	enter into certain transactions with affiliates; and
•	in the case of the Term Loan Facility, designate subsidiaries as unrestricted subsidiaries.

We are required to make mandatory pre-payments under the Term Loan Facility upon the occurrence of certain events including the sale of assets and the issuance of debt, in each case subject to certain limitations and conditions set forth in our Term Loan Facility.

Under the Amended ABL Facility, a “Dominion Event” occurs if either an event of default is continuing or excess availability falls below certain levels, during which period, and for certain periods thereafter, the administrative agent may apply all amounts in NCI’s concentration account to the repayment of the loans outstanding under the Amended ABL Facility, subject to an intercreditor agreement between the lenders under the Term Loan Facility and the Amended ABL Facility. In addition, during a Dominion Event, we are required to make mandatory repayments on the Amended ABL Facility upon the occurrence of certain events, including the sale of assets and the issuance of debt, in each case subject to certain limitations and conditions set forth in the Amended ABL Facility and the intercreditor agreement. If excess availability under the Amended ABL Facility falls below certain levels, our asset-based loan facility also requires us to satisfy set financial tests relating to our fixed charge coverage ratio.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise could restrict our activities. In addition, under certain circumstances and subject to the limitations set forth in the Term Loan Facility, the Term Loan Facility requires us to pay down our term loan to the extent we generate excess positive cash flow each fiscal year. These restrictions could also adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that would be in our interest.

Our failure to comply with obligations under the indenture governing the Notes, the Amended ABL Facility or the Term Loan Facility would result in an event of default under the indenture, the Amended ABL Facility or the Term Loan Facility, as applicable. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness. If we and our subsidiaries incur substantially more indebtedness, the risks to our financial condition created by our substantial indebtedness may increase.

The terms of the Amended ABL Facility, the Term Loan Facility and the indenture governing the Notes provide us and our subsidiaries with the flexibility to incur a substantial amount of indebtedness in the future, which indebtedness may be secured or unsecured. As of October 29, 2017, we had total indebtedness of approximately $394.1 million. In particular, if we or our subsidiaries are in compliance with certain incurrence ratios set forth in the Amended ABL Facility, the Term Loan Facility and the indenture governing the Notes, we may be able to incur substantial additional indebtedness. Any such incurrence of additional indebtedness may increase the risks created by our current substantial indebtedness. As of October 29, 2017, we were able to borrow up to approximately $139.9 million under the Amended ABL Facility. All of these borrowings under the Amended ABL Facility would be secured.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of a change of control event specified in the indenture governing the Notes, we will be required to offer to repurchase all outstanding Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. It is possible, however, that we will not have sufficient funds available at the time of the change of control to make the required repurchase of Notes. We may be unable to repay all of that indebtedness or to obtain such consent. Any requirement to offer to repurchase outstanding Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. A change of control may constitute an event of default under the Term Loan Facility and the Amended ABL Facility. In addition, our failure to repurchase the Notes after a change of control in accordance with the terms of the indenture governing the Notes would constitute an event of default under such indenture, which in turn would result in a default under the Amended ABL Facility and the Term Loan Facility, and could ultimately result in the acceleration of the indebtedness represented by the Notes and under the Term Loan Facility and the Amended ABL Facility.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability, decrease our liquidity and impact our solvency.

Our indebtedness under the Amended ABL Facility will bear interest at variable rates and, to the extent LIBOR exceeds 1.00%, our indebtedness under the Term Loan Facility will bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such debt and materially reduce our profitability and cash flows. As of October 29, 2017, assuming all Amended ABL Facility revolving loans were fully drawn and LIBOR exceeded 1.00%, each one percent change in interest rates would result in approximately a $2.8 million change in annual interest expense on the Term Loan Facility and the Amended ABL Facility. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us or the Notes, if any, could cause the liquidity or market value of the Notes to decline.

The Notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. In determining our credit ratings, the rating agencies consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, total secured debt, off balance sheet obligations and other commitments, total capitalization and various ratios calculated from these factors. Our debt securities, including the Notes, and our debt facilities may in the future be rated by additional rating agencies. We cannot assure you that any rating so assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as an adverse change to our business, so warrant. The interest rates and other terms within our current credit agreements are not impacted by rating agency actions. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of our outstanding Notes and make our ability to raise new funds or renew maturing debt more difficult.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

Although we believe that our current cash position and the additional committed funding available under our Amended ABL Facility is sufficient for our current operations, any reductions in our available borrowing capacity, or our inability to renew or replace our debt facilities, when required or when business conditions warrant, could have a material adverse effect on our business, financial condition and results of operations. The economic conditions, credit market conditions and economic climate affecting our industry, as well as other factors, may constrain our financing abilities. Our ability to secure additional financing, if available, and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. The market conditions and the macroeconomic conditions that affect our industry could have a material adverse effect on our ability to secure financing on favorable terms, if at all.

We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under the indebtedness outstanding from time to time. Furthermore, if financing is not available when needed, or is available on unfavorable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution.

Our ability to access future financing also may be dependent on regulatory restrictions applicable to banks and other institutions subject to U.S. federal banking regulations, even if the market would otherwise be willing to provide such financing.

Risks Relating to Our Common Stock and this Offering

Our stock price has been and may continue to be volatile.

The trading price of our common stock has fluctuated in the past and is subject to significant fluctuations in response to the following factors, some of which are beyond our control:

•	variations in quarterly operating results;
•	deviations in our earnings from publicly disclosed forward-looking guidance;
•	variability in our revenues;
•	changes in earnings estimates by analysts;
•	our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures;
•	general conditions in the metal components and engineered building systems industries;
•	uncertainty about current global economic conditions;
•	fluctuations in stock market price and volume; and
•	other general economic conditions.

During fiscal 2017, our stock price on the NYSE ranged from a high of $18.60 per share to a low of $13.05 per share. From October 30, 2017 until December 11, 2017, our stock price on the NYSE ranged from a high of $21.15 per share to a low of $15.65 per share. In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar to ours. Some of these fluctuations have been unrelated to the operating performance of the affected companies. These market fluctuations may decrease the market price of our common stock in the future.

This offering will result in a substantial amount of shares of our common stock being traded that were not previously traded, which may depress the market price of our common stock.

Of the 66,898,805 shares of our common stock issued and outstanding as of December 7, 2017, approximately 46.5% were held by our officers, directors and the CD&R Funds collectively, with approximately 44.9% held by the CD&R Funds. The remainder of our shares of issued and outstanding common stock were freely tradable on the NYSE without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The shares of common stock being sold in this offering were not freely tradable prior to the completion of this offering, and the sale by the CD&R Funds of the shares of common stock in this offering will increase the number of shares of our common stock eligible to be traded on the NYSE, which could depress the market price of our common stock.

Future sales or issuances of substantial amounts of our common stock or the possibility of such sales or issuances may adversely affect the market price of our common stock.

Prior to this offering, our officers, directors and the CD&R Funds collectively controlled approximately 46.5% of our issued and outstanding common stock, with the CD&R Funds controlling approximately 44.9% of our issued and outstanding common stock. Future sales of our common stock by these stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our common stock, which may further cause the price of our stock to decline.

From time to time our directors, executive officers or the CD&R Funds may sell shares of our common stock on the open market or otherwise, for a variety of reasons, which may be related or unrelated to the performance of our business. These sales will be publicly disclosed in filings made with the SEC. Our stockholders may perceive these sales as a reflection on management’s view of the business, which may result in a drop in the price of our stock or cause some stockholders to sell their shares of our common stock.

We, each of the CD&R Funds, certain of our directors and our chief executive officer and our chief financial officer have agreed to a “lock-up,” meaning that, subject to certain important exceptions, neither we nor they will sell any shares without the prior consent of Goldman Sachs & Co. LLC and RBC Capital Markets for 45 days following the date of this prospectus supplement. See “Underwriting.” Following the expiration of this 45-day lock-up period, shares of our common stock held by the CD&R Funds and our directors and officers party to the lock-up will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144.

In connection with the CD&R Funds’ equity investment in the Company, we entered into a stockholders agreement with the CD&R Funds pursuant to which the CD&R Funds have substantial governance and other rights and setting forth certain terms and conditions regarding the equity investment and the ownership of the CD&R Funds’ shares of common stock.

Pursuant to the stockholders agreement with the CD&R Funds, subject to certain ownership and other requirements and conditions, the CD&R Funds are entitled to nominate or designate to serve on our board of directors a number of individuals proportionate to the CD&R Funds’ percentage of the voting power of the Company, including the “Lead Director” or Chairman of the Executive Committee of our board of directors, and have consent rights over a variety of significant corporate and financing matters, including, subject to certain customary exceptions and specified baskets, sales and acquisitions of assets, issuances and redemptions of equity, incurrence of debt, the declaration or payment of extraordinary distributions or dividends and changes to the Company’s line of business. In addition, the CD&R Funds are granted subscription rights under the terms and conditions of the stockholders agreement.

The CD&R Funds or their affiliates may compete directly against us.

Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to us as well as to the CD&R Funds, including through potential acquisitions by the CD&R Funds or their affiliates of competing businesses. Any competition could intensify if an affiliate or subsidiary of the CD&R Funds were to enter into or acquire a business similar to ours.

If securities analysts do not publish research or reports about our Company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock depends in part on the research and reports that third-party securities analysts publish about our Company and our industry. If one or more analysts cease coverage of our Company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our Company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to use our future earnings, if any, to repay debt, to fund our growth, to develop our business, for working capital needs and general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Further, the agreements governing our credit facilities significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, which limits the amount of cash available to us for the payment of dividends. In addition, the payment of dividends is subject to applicable state law limitations that may restrict our ability to pay dividends to holders of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and some of the documents we have incorporated herein and therein by reference include statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. In some cases, our forward-looking statements can be identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will” or other similar words. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on any forward-looking information, including any earnings guidance, if applicable. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties and other factors include, but are not limited to:

•	industry cyclicality and seasonality and adverse weather conditions;
•	challenging economic conditions affecting the nonresidential construction industry;
•	volatility in the U.S. economy and abroad, generally, and in the credit markets;
•	changes in U.S. legistation following the 2016 Presidential election, including potential tax reform;
•	substantial indebtedness and our ability to incur substantially more indebtedness;
•	our ability to generate significant cash flow required to service or refinance our existing debt, including the Notes, and obtain future financing;
•	our ability to comply with the financial tests and covenants in our existing and future debt obligations;
•	operational limitations or restrictions in connection with our debt;
•	increases in interest rates;
•	recognition of asset impairment charges;
•	commodity price increases and/or limited availability of raw materials, including steel;
•	costs related to maintenance or replacement of our ERP Systems;
•	our ability to make strategic acquisitions accretive to earnings;
•	retention and replacement of key personnel;
•	our ability to carry out our restructuring plans and to fully realize the expected cost savings;
•	enforcement and obsolescence of intellectual property rights;
•	fluctuations in customer demand;
•	costs related to environmental clean-ups and liabilities;
•	competitive activity and pricing pressure;
•	increases in energy prices;
•	volatility of the Company’s stock price;
•	potential future sales of the Company’s common stock held by the Company’s sponsor;

•	substantial governance and other rights held by our sponsor;
•	breaches of our information system security measures and damage to our major information management systems;
•	hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance;
•	changes in laws or regulations, including the Dodd-Frank Act;
•	costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters;
•	timing and amount of any stock repurchases; and
•	other risks detailed under the caption “Risk Factors” starting on page S-8 of this prospectus supplement.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents that we have incorporated by reference herein and therein and other reports we file with the SEC. We expressly disclaim any obligations to release publicly any updates or revisions to these forward-looking statements to reflect any changes in our expectations unless the securities laws require us to do so.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders identified in this prospectus supplement, their pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the net proceeds from the sale of these shares. See “Selling Stockholders.”

CONCURRENT COMPANY REPURCHASE OF COMMON STOCK

Subject to the completion of this offering, at the selling stockholders’ request, the underwriters have reserved 1,150,000 shares of our common stock that are the subject of this offering for repurchase by us at a price per share equal to the price at which the underwriters will purchase the shares from the selling stockholders in this offering. Following the closing of the share repurchase, the Company intends to cancel the shares it repurchases from the underwriters.

The share repurchase was approved and recommended by the Affiliate Transactions Committee of our board of directors. We intend to fund the share repurchase with available liquidity, including liquidity available under our asset-based lending facility. The underwriters will not receive any compensation for the shares being repurchased by us.

This description and the other information in this prospectus supplement regarding the share repurchase are included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE under the symbol “NCS.”

On December 11, 2017, the last quoted price per share of our common stock on the NYSE was $20.60. As of December 7, 2017, there were 28 registered holders of our common stock.

The following table sets forth the high and low sales prices per share of our common stock as reported on the NYSE:

Fiscal Year 2014 Quarter Ended	High	Low
February 2	$20.14	$14.38
May 4	$18.77	$14.93
August 3	$19.88	$15.54
November 2	$21.68	$16.90

Fiscal Year 2015 Quarter Ended
February 1	$20.85	$15.39
May 3	$17.82	$15.22
August 2	$16.11	$12.23
November 1	$13.13	$9.55

Fiscal Year 2016 Quarter Ended
January 31	$13.01	$9.25
May 1	$15.50	$9.07
July 31	$17.59	$14.46
October 30	$17.85	$13.90

Fiscal Year 2017 Quarter Ended
January 29	$18.10	$14.10
April 30	$17.70	$15.55
July 30	$18.14	$16.50
October 29, 2017	$18.00	$13.25

Fiscal Year 2018 Quarter Ended
January 28 (through December 11, 2017)	$21.15	$15.65

SELLING STOCKHOLDERS

The table below sets forth certain information known to us with respect to the beneficial ownership of the shares of our common stock held by the selling stockholders. The percentage of shares beneficially owned is based on 66,898,805 shares of our common stock outstanding as of December 7, 2017. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the determination date are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Before the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent*		Number	Percent†
Clayton, Dubilier & Rice Fund VIII, L.P.(1)	29,876,969	44.66%	7,132,145	22,744,824	34.59%
CD&R Friends & Family Fund VIII, L.P.(1)	74,794	0.11%	17,855	56,939	0.09%

*	Based on 66,898,805 shares of common stock outstanding as of December 7, 2017.
†	Based on 65,748,805 shares of common stock outstanding following the consummation of this offering. This total is calculated based on 66,898,805 shares of common stock outstanding as of December 7, 2017, minus the 1,150,000 shares that we expect to repurchase in the share repurchase and will no longer be outstanding following the consummation of this offering.
(1)	Unless otherwise indicated, Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. are referred to in this footnote collectively as the “Investors.” Does not include 66,852 shares of restricted common stock and 37,036 shares of restricted stock units issued to Clayton, Dubilier & Rice LLP (“CD&R, LLC”), as assignee of director compensation payable to Messrs. James G. Berges, Nathan K. Sleeper and Jonathan L. Zrebiec.

The general partner of each of the Investors is CD&R Associates VIII, Ltd., whose sole stockholder is CD&R Associates VIII, L.P. The general partner of CD&R Associates VIII, L.P. is CD&R Investment Associates VIII, Ltd.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors, Donald J. Gogel and Kevin J. Conway, who, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of common stock shown as beneficially owned by the Investors. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to shares held by each of the Investors are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). The investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, Sarah Kim, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Ravi Sachdev, Richard J. Schnall, Stephen W. Shapiro, Nathan K. Sleeper, Derek L. Strum, Sonja Terraneo, David H. Wasserman and Jonathan L. Zrebiec. All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the Investors.

Each of CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares held by the Investors and the restricted shares held by CD&R, LLC as assignee of director compensation payable to Messrs. Berges, Sleeper and Zrebiec. The Investors expressly disclaim beneficial ownership of the restricted shares held by CD&R, LLC as assignee of director compensation payable to Messrs. Berges, Sleeper and Zrebiec. CD&R, LLC expressly disclaims beneficial ownership of the shares held by the Investors.

The address for the Investors, CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies. The address for CD&R, LLC is 375 Park Avenue, 18th Floor, New York, New York 10152.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;
•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or
•	a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) with respect to a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under “Sale, Exchange or Other Disposition of Common Stock”). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “— FATCA Withholding” and “— Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

(i)	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);
(ii)	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or
(iii)	NCI is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that NCI presently is not, and we do not presently anticipate that NCI will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “— FATCA Withholding” and “— Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock and (ii) on or after January 1, 2019, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a “foreign financial institution”(generally including a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”) to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or of a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are acting as the underwriters of the offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters have agreed to purchase from the selling stockholders, 7,150,000 common shares.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Subject to the completion of this offering, at the selling stockholders’ request, the underwriters have reserved 1,150,000 shares of our common stock that are the subject of this offering for repurchase by us at a price per share equal to the price at which the underwriters will purchase the shares from the selling stockholders in this offering. The underwriters will not receive any compensation for the shares being repurchased by us. See “Concurrent Company Repurchase of Common Stock.”

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. No underwriting discounts or commissions are payable in respect of the shares being purchased by us.

Per share	$
Total	$

The underwriters propose to offer the shares of our common stock directly to the public at the public offering price on the cover of this prospectus supplement to selected dealers at such offering price less a selling concession not in excess of $    per share. After the offering, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering, including expenses incurred by the selling stockholders but not including any underwriting discounts or commissions, are estimated at $0.5 million and are payable by us. We have also agreed to reimburse the underwriters for all expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $15,000.

We have agreed, subject to certain customary exceptions, that we will not offer, sell, contract to sell, pledge, grant any option to purchase make any short sale or otherwise dispose of, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including but not limited to any options or warrants to purchase our common stock, or enter into any hedging or other transaction which is designed or which reasonably could be expected to lead to or result in a sale or disposition of our common stock, without the prior written consent of the underwriters for a period of 45 days after the date of this prospectus supplement, except issuances pursuant to employee stock option plans, stock incentive plans or director incentive plans existing on, or upon or in connection with the conversion, exercise, exchange or settlement of, or offer to convert, exchange or settle, any option or convertible or exchangeable securities outstanding on the date hereof.

The selling stockholders, certain of our directors and our chief executive officer, president and chief financial officer have each agreed, subject to certain customary exceptions, that they will not offer, sell, contract to sell, or otherwise dispose of, any shares of our common stock or any options or warrants to purchase shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction that would have the same effect (other than pursuant to employee stock option plans, stock incentive plans or director incentive plans existing on, or upon or in connection with the conversion, exercise, exchange or settlement of, or offer to convert, exchange or settle, any option or convertible or exchangeable securities outstanding as of, the date of this prospectus supplement), without, in each case, the prior written consent of the underwriters for a period of 45 days after the date of this prospectus supplement.

The restrictions described in the immediately preceding paragraph do not prohibit our chief executive officer and chief financial officer from (i) entering into written trading plans pursuant to Rule 10b5-1 of the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the “lock-up” period and (ii) transferring shares of common stock in accordance with a trading plan pursuant to Rule 10b5-1 of the Exchange Act already in place as of, and only shares scheduled thereunder on, the date hereof.

In addition, our chief financial officer may sell up to 20,000 shares of common stock at any time during the “lock-up” period.

Shares of our common stock are listed on the NYSE under the symbol “NCS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than it is required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to completion of the offering.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock, and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the web sites maintained by the underwriters and the underwriters may distribute prospectuses electronically. The underwriters may allocate a number of shares for sale to online brokerage account holders. Internet distributions will be allocated by the underwriters on the same basis as other allocations.

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have provided and may in the future provide, certain commercial banking, financial advisory, investment banking and other services for us and the selling stockholders and to persons and entities with relationships with us and the selling stockholders, for which they received or will receive customary fees and expenses. The underwriters and their affiliates may be lenders, administrative agents and/or bookrunners and syndication agents for various credit facilities and other borrowings by us and our affiliates, which may include our asset-based lending facility and certain of our term loans pursuant to our credit agreement. In addition, from time to time, the underwriters and their affiliates may effect transactions for its own account or the account of customers, and hold on behalf of itself or its customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Furthermore, the underwriters and their affiliates may enter into arm’s-length transactions with us and the selling stockholders in the ordinary course of its business.

In the ordinary course of its various business activities, the underwriters and their affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for its own account and for the accounts of its customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contain a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares which are the subject of the offering contemplated by this prospectus supplement may be made in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the issuer and relevant underwriters for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriters, the selling stockholders and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

No shares of common stock have been offered or sold, and no shares of common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus supplement and the accompanying prospectus have not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement and the accompanying prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus supplement and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (“FIEL”), and the underwriters will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the offering, the Company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of common stock.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and current reports and other information with the SEC under the Exchange Act. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. Our filings are also available to the public at our website (http://www.ncibuildingsystems.com). The information on our website and any other website is not incorporated in this prospectus supplement by reference, and you should not consider it a part of this prospectus supplement. In addition, documents filed by us can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also request a copy of our filings by contacting our Investor Relations Department, attention K. Darcey Matthews at: (281) 897-7785 or by writing to us at 10943 North Sam Houston Parkway West, Houston, Texas 77064, Attention: Investor Relations.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed or otherwise terminated (other than information that is furnished and not deemed filed under the Exchange Act):

•	our Definitive Proxy Statement on Schedule 14A, filed on January 25, 2017;
•	our Annual Report on Form 10-K for the fiscal year ended October 30, 2016, filed on January 10, 2017;
•	our Quarterly Reports on Form 10-Q for the quarter ended January 29, 2017, filed on March 8, 2017, for the quarter ended April 30, 2017, filed on June 7, 2017 and for the quarter ended July 30, 2017, filed on September 8, 2017;
•	our Current Reports on Form 8-K filed on February 24, 2017 (two filings), April 10, 2017, May 2, 2017, May 23, 2017, June 7, 2017 and November 22, 2017; and
•	the description of our common stock contained in our Form 8-A/A, filed on June 25, 1999, and any subsequent amendment thereto filed for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus supplement, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to our Investor Relations Department, K. Darcey Matthews at (281) 897-7785 or by writing to us at 10943 North Sam Houston Parkway West, Houston, Texas 77064, Attention: Investor Relations.

LEGAL MATTERS

The validity of the common stock offered in this prospectus supplement has been passed upon by Debevoise & Plimpton LLP. Certain legal matters in connection with the offering of the securities made by this prospectus supplement will be passed upon by Latham & Watkins LLP, New York, New York, counsel for the underwriters in this offering.

EXPERTS

The consolidated financial statements of NCI Building Systems, Inc. appearing in NCI Building Systems, Inc.’s Annual Report (Form 10-K) for the year ended October 30, 2016, and the effectiveness of NCI Building Systems, Inc.’s internal control over financial reporting as of October 30, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which conclude, among other things, that NCI Building Systems, Inc. did not maintain effective internal control over financial reporting as of October 30, 2016, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weaknesses described therein, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Prospectus

NCI BUILDING SYSTEMS, INC.

43,211,817 Shares of Common Stock Offered by the Selling Stockholders

This prospectus relates to up to 43,211,817 shares of our common stock, par value $.01 per share, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The selling stockholders may elect to sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may elect to sell their shares of common stock in the section titled “Plan of Distribution” on page 8 of this prospectus. We and the selling stockholders named in this prospectus are parties to a registration rights agreement with respect to the shares of our common stock held by the selling stockholders. We will not receive any proceeds from any sale of shares of common stock by any selling stockholder. We will bear all expenses of any offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “NCS.”

You should consider carefully the risk factors on page 2 of this prospectus and in any applicable prospectus supplement before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2016.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Pursuant to this prospectus, the selling stockholders named on page 7 may, from time to time, on or after the date hereof, sell up to a total of 43,211,817 shares of common stock described in this prospectus in one or more offerings. This prospectus only provides you with a general description of the securities the selling stockholders may offer. If required by applicable law, each time the selling stockholders use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including specific amounts, prices and terms of the securities offered. The prospectus supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” on page 11 of this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. You should assume that the information appearing in or incorporated by reference into this prospectus and any prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

OUR COMPANY

NCI Building Systems, Inc. is one of North America’s largest integrated manufacturers and marketers of metal products for the nonresidential construction industry. Of the $220 billion nonresidential construction industry, we primarily serve the low-rise nonresidential construction market (five stories or less) which, according to Dodge Data & Analytics represented approximately 86% of the total nonresidential construction industry during our fiscal year 2015. Our broad range of products are used in repair, retrofit and new construction activities, primarily in North America.

We design, engineer, manufacture and market what we believe is one of the most comprehensive lines of metal components and engineered building systems in the industry, with a reputation for high quality and superior engineering and design. We go to market with well-recognized brands, which allow us to compete effectively within a broad range of end-user markets including industrial, commercial, institutional and agricultural. Our service versatility allows us to support the varying needs of our diverse customer base, which includes general contractors and sub-contractors, developers, manufacturers, distributors and a current network of over 3,100 authorized builders across North America. We also provide metal coil coating services for commercial and construction applications, servicing both internal and external customers.

We are comprised of a family of companies operating 42 manufacturing facilities, as of November 1, 2015, spanning the United States, Mexico and China, with additional sales and distribution offices throughout the United States and Canada. Our broad geographic footprint, along with our hub-and-spoke distribution system, allows us to efficiently supply a broad range of customers with high quality customer service and reliable deliveries.

The Company was founded in 1984 and reincorporated in Delaware in 1991. In 1998, we acquired Metal Building Components, Inc. (“MBCI”) and doubled our revenue base. As a result of the acquisition of MBCI, we became the largest domestic manufacturer of nonresidential metal components. In 2006, we acquired Robertson-Ceco II Corporation (“RCC”) which operates the Ceco Building Systems, Star Building Systems and Robertson Building Systems divisions and is a leader in the metal buildings industry. The RCC acquisition created an organization with greater product and geographic diversification, a stronger customer base and a more extensive distribution network than either company had individually, prior to the acquisition. In 2012, we completed the acquisition of Metl-Span LLC, a Texas limited liability company (“Metl-Span”). Metl-Span, prior to the completion of certain operational integration activities, operated five manufacturing facilities in the United States serving the nonresidential building products market with cost-effective and energy efficient insulated metal wall and roof panels. This transaction strengthened our position as a leading fully integrated supplier to the nonresidential building products industry in North America, providing our customers a comprehensive suite of building products.

In January 2015, we acquired CENTRIA, a Pennsylvania general partnership (“CENTRIA”), for $255.8 million in cash, which includes cash acquired of $8.7 million. The purchase price was subject to post-closing working capital adjustments, which we settled during the first quarter of fiscal 2016 for additional cash consideration of approximately $2.1 million payable to the seller. CENTRIA is a leader in the design, engineering and manufacturing of architectural insulated metal panel (“IMP”) wall and roof systems and a provider of integrated coil coating services for the nonresidential construction industry. The acquisition enhances our existing portfolio of cold storage and commercial and industrial solutions and expands our product offering into new high-end IMP capabilities. CENTRIA also contributes new specialty continuous metal coil coating capabilities. CENTRIA operates four production facilities in the United States, 36 satellite sales locations and a manufacturing facility in China. CENTRIA’s results are included in our metal components segment. To fund this acquisition, we incurred $250.0 million of indebtedness.

In this prospectus, we refer to NCI, its wholly owned and majority owned subsidiaries as “we,” “us” or “our,” unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 10943 North Sam Houston Parkway West, Houston, Texas 77064, and our telephone number at that location is (281) 897-7788.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Where You Can Find More Information,” including the risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and some of the documents we have incorporated herein and therein by reference include statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. In some cases, our forward-looking statements can be identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will” or other similar words. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on any forward-looking information, including any earnings guidance, if applicable. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and other factors include, but are not limited to:

•	industry cyclicality and seasonality and adverse weather conditions;

•	challenging economic conditions affecting the nonresidential construction industry;
•	volatility in the U.S. economy and abroad, generally, and in the credit markets;
•	substantial indebtedness and our ability to incur substantially more indebtedness;
•	our ability to generate significant cash flow required to service or refinance our existing debt, including the 8.25% senior notes due 2023, and obtain future financing;
•	our ability to comply with the financial tests and covenants in our existing and future debt obligations;
•	operational limitations or restrictions in connection with our debt;
•	increases in interest rates;
•	recognition of asset impairment charges;
•	commodity price increases and/or limited availability of raw materials, including steel;
•	our ability to make strategic acquisitions accretive to earnings;
•	retention and replacement of key personnel;
•	enforcement and obsolescence of intellectual property rights;
•	fluctuations in customer demand;
•	costs related to environmental clean-ups and liabilities;
•	competitive activity and pricing pressure;
•	increases in energy prices;
•	volatility of our stock price;
•	dilutive effect on our common stockholders of potential future sales of our common stock held by our sponsor;
•	substantial governance and other rights held by our sponsor;
•	breaches of our information system security measures and damage to our major information management systems;
•	hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance;
•	changes in laws or regulations, including the Dodd-Frank Act;
•	our ability to integrate the acquisition of CENTRIA with our business and to realize the anticipated benefits of such acquisition;
•	costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters; and
•	timing and amount of our stock repurchases.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we have incorporated by reference, including those described under the caption “Risk Factors” in Item 1A of our most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q. We expressly disclaim any obligations to release publicly any updates or revisions to these forward-looking statements to reflect any changes in our expectations unless the securities laws require us to do so.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders identified in this prospectus, their pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the net proceeds from the sale of their shares or our common stock. See “Selling Stockholders.”

GENERAL DESCRIPTION OF THE COMMON STOCK THAT
THE SELLING STOCKHOLDERS MAY SELL

The following is a description of NCI Building Systems, Inc.’s restated certificate of incorporation (“Certificate of Incorporation”) and fourth amended and restated by-laws (“By-Laws”). The following descriptions of our capital stock and provisions of the Certificate of Incorporation and By-Laws are summaries of their material terms and provisions and are qualified by reference to the Certificate of Incorporation and By-Laws. The descriptions do not purport to be complete statements of the provisions of the Certificate of Incorporation and By-Laws. You must read those documents for complete information on the terms of our capital stock.

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, $.01 par value per share, of which 72,882,822 shares were issued and outstanding as of March 3, 2016; and
•	1,000,000 shares of Convertible Preferred Stock, $1.00 par value per share, of which no shares were issued and outstanding as of March 3, 2016.

The shares of common stock registered hereby were issued to the selling stockholders upon conversion of the Series B Cumulative Convertible Participating Preferred Stock (the “Convertible Preferred Stock,” and shares thereof, the “Preferred Shares”) held by them, after giving effect to accrued but unpaid cash and Convertible Preferred Stock dividends in the amount of $5.8 million, at the initial conversion price of $6.374 per share as specified in the Certificate of Designations governing the Convertible Preferred Stock, as amended through the date hereof.

The following summary of certain provisions of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation and By-Laws.

Common Stock

Holders of common stock are entitled to one vote per share on any matter submitted to the vote of stockholders. Cumulative voting is prohibited in the election of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. Subject to the rights of the holders of any outstanding series of preferred stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holder or holders of a majority of the stock of the corporation entitled to vote generally in the election of directors. The holders of common stock, as such, shall not be entitled to vote on any amendment to our Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware.

The common stock is not redeemable, does not have any conversion rights and is not subject to call. If we are liquidated, dissolved or wound up, the holders of common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding shares of our preferred stock. Except as otherwise provided in our stockholders’ agreement, holders of shares of common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by us. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors by resolution may establish one or more additional series of preferred stock having such number of shares, designations, relative voting rights, dividend rates, redemption rights, liquidation rights, sinking fund provisions, conversion rights and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisition and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. In May 2013, the Investors converted all of their Preferred Shares into 54.1 million shares of our Common Stock. As of the date of this prospectus, there were no shares of our Preferred Stock outstanding.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Business Combination Statute

Certain transactions with related stockholders may be subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). Section 203 of the DGCL prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder, unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination. We made a determination that the acquisition of our equity interests by the Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. (the “Investors”) would not be subject to the provisions of the Section 203 of the DGCL.

Our Certificate of Incorporation and By-Laws

Anti-Takeover Provisions.  The provisions of our Certificate of Incorporation and By-Laws summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.

•	the Board of Directors be divided into three classes that are elected for staggered three-year terms;
•	stockholders may remove a director with or without cause, and only by the affirmative vote of the holder or holders of not less than 80% of our outstanding voting stock;
•	meetings of stockholders can be called only by the Chief Executive Officer, a majority of the entire Board of Directors or by the Secretary of the corporation at the written request of the holder or holders of 25% of our outstanding voting stock.

To be amended, these provisions require the affirmative vote of the holder or holders of not less than 80% of our outstanding voting stock.

Under our Certificate of Incorporation, our Board of Directors by resolution may establish one or more additional series of preferred stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of us.

Our Certificate of Incorporation contains a provision that allows the Board of Directors to evaluate factors other than the price offered when considering a proposed acquisition of us. The Certificate of Incorporation permits the Board of Directors to consider the social, legal and economic effects on our employees, suppliers, customers and the communities in which we operate. The Board of Directors can also consider any other factors it deems relevant, including not only the consideration offered in the proposed transaction relative to market price, but also our value in a freely negotiated transaction and in relation to the estimate by the Board of Directors of our future value as an independent entity. To be amended, this provision requires the affirmative vote of the holder or holders of not less than two-thirds of our outstanding voting stock.

Our By-Laws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our stockholders. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. To be timely, notice must be received at our principal executive offices not less than 90 or more than 120 days prior to the anniversary of the preceding year’s annual meeting. If, however, the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made by us.

The procedures also provide that at an annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of the Company of such stockholder’s intention to bring such business before the meeting. For such stockholder’s notice to be timely, notice must also be received not less than 90 or more than 120 days before any annual meeting of stockholders. If, however, the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting, is first made by us. Such notice must contain certain information specified in the By-Laws.

Liability of Directors; Indemnification.  Our Certificate of Incorporation provides that a director will not be liable to us or our stockholders for acts or omissions as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware statutory or decisional law. Our By-Laws provide that each current or former director, officer or employee of ours, or each such person who is or was serving or who had agreed to serve another corporation, trust or other enterprise in any capacity at our request, will be indemnified by us to the full extent permitted by law for liability arising from such service. Our By-Laws require us to advance expenses incurred in defending a civil or criminal action, suit or proceeding, so long as the person undertakes in writing to repay such amounts if it is ultimately determined that such person is not entitled to indemnification. In addition, we purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ours, or each such person who was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in any such capacity, or arising out of his status as such, whether or not we would have the power or the obligation to indemnify him against such liability.

Amendment.  Our Certificate of Incorporation provides that the affirmative vote of the holder or holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of the certificate of incorporation relating to the number, election and term of our directors; and the removal of directors. Our Certificate of Incorporation further provides that our By-Laws may be amended by the Board or by the affirmative vote of the holder or holders of at least two-thirds of the outstanding shares of voting stock, voting together as a single class.

Dividend Policy

We do not currently intend to pay dividends on our common stock in the foreseeable future and currently intend to retain any earnings for use in our business. Our board of directors will determine whether we will pay future dividends on our common stock. Any payment of cash dividends in the future will depend upon our financial condition, our capital requirements and earnings, any applicable contractual restrictions on our ability to pay dividends and such other factors our board may deem relevant. Our existing senior credit agreement and existing indenture limits our ability to pay dividends.

Stockholders Agreement and Registration Rights Agreement

For information regarding the stockholders agreement and registration rights agreement between us and the selling stockholders named herein, see “Item 1. Business” and “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended November 1, 2015, incorporated herein by reference.

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is Computershare Investor Services.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “NCS.”

SELLING STOCKHOLDERS

The registration statement of which this prospectus forms a part has been filed in order to permit the selling stockholders to resell to the public shares of our common stock they currently own or any common stock that we may issue or may be issuable by reason of any stock split, stock dividend or similar transaction involving these shares. We and the selling stockholders are parties to a registration rights agreement, and under the terms of this agreement, we will pay all expenses of the registration of their shares of our common stock, including SEC filing fees, except that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

The selling stockholders identified below may resell the common stock that are the subject of this prospectus in the manner contemplated under the “Plan of Distribution” or as otherwise permitted by applicable law. The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of the shares of our common stock held by the selling stockholders as of January 14, 2016. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” When we refer to the selling stockholders in this prospectus, we mean the entities listed in the table below, as well as their pledgees, donees, assignees, transferees, and successors in interest.

In the table below, the percentage of shares beneficially owned is based on 72,882,822 shares of our common stock outstanding as of March 3, 2016. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Shares Beneficially Owned				Shares Beneficially Owned After Sale of All Shares Offered Hereby
Name of Beneficial Owner	Number	Percentage	Number of Shares Registered Hereby	Number	Percentage
Clayton, Dubilier & Rice Fund VIII, L.P.(1)	43,103,910	57.71%	43,103,910	—	—
CD&R Friends & Family Fund VIII, L.P.(1)	107,907	0.14%	107,907	—	—

(1)	Unless otherwise indicated, Clayton, Dubilier & Rice VIII, L.P. and CD&R Friends & Family Fund VIII, L.P. are referred to collectively as the “Investors.” Does not include 66,852 shares of restricted common stock and 21,400 shares of restricted stock units issued to Clayton, Dubilier & Rice LLP (“CD&R, LLC”), as assignee of director compensation payable to Messrs. James G. Berges, Nathan K. Sleeper and Jonathan L. Zrebiec. The Investors hold approximately 57.94% of the voting power of NCI as of March 3, 2016.

The general partner of each of the Investors is CD&R Associates VIII, Ltd., whose sole stockholder is CD&R Associates VIII, L.P. The general partner of CD&R Associates VIII, L.P. is CD&R Investment Associates VIII, Ltd.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors, Donald J. Gogel and Kevin J. Conway, who, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of common stock shown as beneficially owned by the Investors. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to shares held by each of the Investors are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the Investors.

Each of CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares held by the Investors and the restricted shares held by CD&R, LLC as assignees of director compensation payable to Messrs. Berges, Sleeper and Zrebiec. The Investors expressly disclaim beneficial ownership of the restricted shares held by CD&R, LLC as assignees of director compensation payable to Messrs. Berges, Sleeper and Zrebiec. CD&R, LLC expressly disclaims beneficial ownership of the shares held by the Investors.

The address for the Investors, CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies. The address for CD&R, LLC is 375 Park Avenue, 18th Floor, New York, NY 10152.

PLAN OF DISTRIBUTION

General

The selling stockholders may sell the shares of our common stock covered by this prospectus, in accordance with the terms of the stockholders agreement and registration rights agreement, using one or more of the following methods:

•	underwriters in a public offering;
•	“at the market” to or through market makers or into an existing market for the securities;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	privately negotiated transactions;
•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;
•	by pledge to secure debts and other obligations;
•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our common stock by the selling stockholders may include the following information to the extent required by law:

•	the terms of the offering;
•	the names of any underwriters or agents, and the amount of securities underwritten or purchased by each of them;
•	the purchase price of the securities;
•	any delayed delivery arrangements;
•	any over-allotment options under which underwriters may purchase additional common stock from the selling stockholders;
•	any underwriting discounts and other items constituting underwriters’ compensation;
•	any public offering price and the proceeds to the selling stockholders; and
•	any discounts or concessions allowed or reallowed or paid to dealers.

The selling stockholders may distribute the common stock from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;
•	at market prices prevailing at the time of sale;
•	at prices related to the prevailing market prices; or
•	at negotiated prices.

The selling stockholders may offer our common stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our common stock, the securities will be acquired by the underwriters for their own account. The underwriters may resell the common stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of common stock, underwriters may receive compensation from the selling stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions.

If the selling stockholders use an underwriter or underwriters to effectuate the sale of common stock, we and/or they will execute an underwriting agreement with those underwriters at the time of sale of those securities. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those securities. The selling stockholders may use underwriters with whom we or the selling stockholders have a material relationship. We will describe the nature of such relationship in the prospectus supplement, naming the underwriter. Unless otherwise indicated in the prospectus supplement relating to a particular offering of common stock, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling stockholders may also sell shares of our common stock from time to time through agents. We will name any agent involved in the offer or sale of such shares and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

Each underwriter, dealer and agent participating in the distribution of any offered securities that are issuable in bearer form will agree that it will not offer, sell, resell or deliver, directly or indirectly, offered securities in bearer form in the United States or to United States persons except as otherwise permitted by Treasury Regulations Section 1.163-5(c)(2)(i)(D).

The selling stockholders may sell shares of our common stock directly to purchasers. In this case, they may not engage underwriters or agents in the offer and sale of such shares.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the selling stockholders’ shares of common stock or interests therein may be “underwriters” within the meaning of the Securities Act of 1933 (the “Securities Act”). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from the selling stockholders.

We are not aware of any plans, arrangements or understandings between any of the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of any shares of our common stock by the selling stockholders. We cannot assure you that the selling stockholders will sell any or all of the shares of our common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the shares of our common stock by other means not described in this prospectus. Moreover, shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

A selling stockholder which is an entity may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders. In such event we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the common stock acquired in the distribution. A selling stockholder which is an individual may make gifts of shares of common stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by members of the Financial Industry Regulatory Authority (“FINRA”) participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with FINRA Rule 5110(h).

The specific terms of the lock-up provisions, if any, in respect of any given offering will be described in the applicable prospectus supplement.

Indemnification

We and the selling stockholders may enter agreements under which underwriters, dealers and agents who participate in the distribution of our common stock may be entitled to indemnification by us and/or the selling stockholders against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Price Stabilization and Short Positions

If underwriters or dealers are used in a sale of the common stock offered hereby, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (Commission File No. 001-14315). You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. Our filings are also available to the public at our website (http://www.ncibuildingsystems.com). The information on our website and any other website is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus. In addition, documents filed by us can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also request a copy of our filings by contacting our Investor Relations Department at: (281) 897-7788 or by writing to us at 10943 North Sam Houston Parkway West, Houston, Texas 77064, Attention: Investor Relations.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (File No. 001-14315) and any future filings we make with the SEC under section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed or otherwise terminated (other than information that is furnished and not deemed filed under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended November 1, 2015;
•	our Definitive Proxy Statement on Schedule 14A, filed January 27, 2016;
•	our Quarterly Report on Form 10-Q for the quarter ended January 31, 2016;
•	our Current Reports on Form 8-K filed December 30, 2014 and March 29, 2016; and
•	the description of our common stock contained in our Form 8-A/A, filed on June 25, 1999, and any subsequent amendment thereto filed for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to our Investor Relations Department at (281) 897-7788 or by writing to us at 10943 North Sam Houston Parkway West, Houston, Texas 77064, Attention: Investor Relations.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon by Debevoise & Plimpton LLP. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements of NCI Building Systems, Inc. appearing in NCI Building Systems, Inc.’s Annual Report on Form 10-K for the year ended November 1, 2015, and the effectiveness of NCI Building Systems, Inc.’s internal control over financial reporting as of November 1, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CENTRIA appearing in NCI Building Systems, Inc.’s Current Reports on Form 8-K dated December 30, 2014 and March 29, 2016 have been audited by Ernst & Young LLP, independent auditors, as stated in their reports therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

7,150,000 Shares

NCI Building Systems, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman Sachs & Co. LLC	RBC Capital Markets

          , 2017